UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 3)*

                     FIRST BANK SYSTEM, INC.
                       (Name of Issuer)

                         Common Stock
                (Title of Class of Securities)

                         319279 10 5
                        (CUSIP Number)

                William S. Rubenstein, Esq.
             Skadden, Arps, Slate, Meagher & Flom
             919 Third Avenue, New York, NY  10022
                       (212) 735-3000

      (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications)

                           March 26, 1996
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ( ).


          Check the following box if a fee is being paid with the
statement.( )   (A fee is not required only if the reporting
person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D

 CUSIP No.      319279 10 5


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Corporate Partners, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) ( )
                                                      (b) (X)

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
           00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(C) or 2(E)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

                                   7  SOLE VOTING POWER
                                           - 0 -
        NUMBER OF
         SHARES                    8  SHARED VOTING POWER
      BENEFICIALLY                          - 0 -
        OWNED BY
         EACH                      9  SOLE DISPOSITIVE POWER
       REPORTING                           - 0 -
          PERSON
           WITH                   10  SHARED DISPOSITIVE POWER
                                            - 0 -

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,463,045 (See Item 5)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.8% (See Item 5)

 14  TYPE OF REPORTING PERSON*
         PN

              * SEE INSTRUCTIONS BEFORE FILLING OUT!
                           SCHEDULE 13D


 CUSIP No.      319279 10 5


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Corporate Offshore Partners, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) ( )
                                                               (b) (X)

  3   SEC USE ONLY

 4   SOURCE OF FUNDS*
         00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(C) or 2(E)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda

                                   7  SOLE VOTING POWER
                                           - 0 -
          NUMBER OF
            SHARES                 8  SHARED VOTING POWER
         BENEFICIALLY                      - 0 -
           OWNED BY
            EACH                   9  SOLE DISPOSITIVE POWER
         REPORTING                         - 0 -
          PERSON
           WITH                   10  SHARED DISPOSITIVE POWER
                                            - 0 -

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           397,244 (See Item 5)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.3% (See Item 5)

 14  TYPE OF REPORTING PERSON*
           PN

              * SEE INSTRUCTIONS BEFORE FILLING OUT!
                           SCHEDULE 13D

 CUSIP No.      319279 10 5


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           State Board of Administration of Florida

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ( )
                                                              (b) (X)

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
           00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(C) or 2(E)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida

                                   7  SOLE VOTING POWER
                                           - 0 -

          NUMBER OF                8  SHARED VOTING POWER
            SHARES                         - 0 -
         BENEFICIALLY
          OWNED BY                 9  SOLE DISPOSITIVE POWER
            EACH                           - 0 -
          REPORTING
           PERSON
            WITH                  10  SHARED DISPOSITIVE POWER
                                            - 0 -

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        579,711 (See Item 5)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.4% (See Item 5)

 14  TYPE OF REPORTING PERSON*
         OO

              * SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

 CUSIP No.      319279 10 5

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON\

         Corporate Advisors, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) ( )
                                                                 (b) (X)

  3   SEC USE ONLY

 4   SOURCE OF FUNDS*
        Not Applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(C) or 2(E)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

                                   7  SOLE VOTING POWER
                                          6,440,000

          NUMBER OF                8  SHARED VOTING POWER
            SHARES                         - 0 -
         BENEFICIALLY
           OWNED BY                9  SOLE DISPOSITIVE POWER
             EACH                         6,440,000
           REPORTING
            PERSON                10  SHARED DISPOSITIVE POWER
             WITH                           - 0 -

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,440,000 (See Item 5)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.5% (See Item 5)

 14  TYPE OF REPORTING PERSON*
         PN

              * SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 3 amends the Schedule 13D dated May 30, 1990, as amended by Amendment No. 1, dated July 20, 1990, and Amendment No. 2, dated May 25, 1995 (as amended, the "Schedule 13D"), filed on behalf of Corporate Partners, L.P., a Delaware limited partnership ("Corporate Partners"), Corporate Offshore Partners, L.P., a Bermuda limited partnership ("Offshore"; Corporate Partners and Offshore being referred to collectively as the "Partnerships"), the State Board of Administration of Florida, a body corporate organized under the constitution of the State of Florida (solely in its capacity as a managed account pursuant to an Investment Management Agreement) (the "State Board"; the Partnerships and the State Board being referred to collectively as the "Purchasers"), and Corporate Advisors, L.P. ("Corporate Advisors"), a Delaware limited partnership and general partner of the Partnerships which also serves as investment manager for the State Board pursuant to the aforementioned investment management agreement (collectively the "Reporting Persons").

               This Amendment is being filed as a result of certain events described in Item 5 below. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.

               The first paragraph of Item 5 is hereby amended and restated in its entirety to read as follows:

               (a) through (c). As set forth above, pursuant to the Stock Purchase Agreement, on July 18, 1990 (i) Corporate Partners acquired 8,856,241 shares of Common Stock, ten PSPRs and one Risk Event Warrant, (ii) Offshore acquired 643,976 shares of Common Stock, ten PSPRs and one Risk Event Warrant, and (iii) the State Board acquired 939,783 shares of Common Stock, ten PSPRs and one Risk Event Warrant. As a result of sales of Common Stock made on behalf of the Reporting Persons to the Company in connection with the Company's previously announced stock repurchase programs,
     (i) Corporate Partners currently owns 5,463,045 shares of Common Stock, (ii) Offshore currently owns 397,244 shares of Common Stock, and (iii) the State Board currently owns 579,711 shares of Common Stock. Such shares represent approximately 3.8%, 0.3% and 0.4%, respectively, of the outstanding shares of Common Stock shares based on the 144,143,244 shares of Common Stock reported to be outstanding by the Company as of February 26, 1996. On March 26, 1996, sales of, in the aggregate, 1,000,000 shares of Common Stock were made on behalf of the Reporting Persons to the Company in connection with the Company's previously announced stock repurchase programs at a price of $59.50 per share. Of such shares, 848,299 were sold on behalf of Corporate Partners, 61,683 were sold on behalf of Offshore and 90,018 were sold on behalf of the State Board. Such sales were the only transactions effected in shares of Common Stock by the Reporting Persons or any person identified in Appendix A during the preceding 60 days. By virtue of Corporate Advisors' relationship with the Partnerships and the State Board (solely in its capacity as a managed account pursuant to the Investment Management Agreement), Corporate Advisors would be deemed to beneficially own these 6,440,000 shares of Common Stock, representing approximately 4.5% of the outstanding shares of Common Stock.

               Paragraph (e) of Item 5 is amended and restated in its entirety as follows:

               (e) As a result of the sale of Common Stock on behalf of the Reporting Persons described above, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on March 26, 1996.


                               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  April 1, 1996

                         CORPORATE PARTNERS, L.P.

                            by:  Corporate Advisors, L.P.
                                 General Partner

                                 by:  LFCP Corp.
                                      General Partner

                                      by: /s/ Lester Pollack
                                          Name:   Lester Pollack
                                          Title:  Chairman

                         CORPORATE OFFSHORE PARTNERS, L.P.

                            by:  Corporate Advisors, L.P.
                                 General Partner

                                 by:  LFCP Corp.
                                      General Partner

                                      by:  /s/ Lester Pollack
                                           Name:   Lester Pollack
                                           Title:  Chairman

                         STATE BOARD OF ADMINISTRATION OF FLORIDA
                            (in its capacity as a managed account)

                            by:  Corporate Advisors, L.P.
                                 General Partner

                                 by:  LFCP Corp.
                                      General Partner

                                      by:  /s/ Lester Pollack
                                           Name:   Lester Pollack
                                           Title:  Chairman

                         CORPORATE ADVISORS, L.P.

                            by:  LFCP Corp.
                                 General Partner

                                 by:  /s/ Lester Pollack
                                      Name:    Lester Pollack
                                      Title:   Chairman